August 14, 2022

Ms. SiSi Cheng, Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Tengjun Biotechnology Corp.
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarter Ended March 31, 2023
File No. 333-169397

Dear Ms. SiSi Cheng, Mr. Ernest Greene:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated July 21, 2023 (the “Comment Letter”) to Tengjun Biotechnology Corp. (the “Company” or “Tengjun”) with respect to the Form 10-K for the Year Ended December 31, 2022 and Form 10-Q for the Quarter Ended March 31, 2023filed with the Securities and Exchange Commission (the “Commission”).

The Company refers to the Form 8-K filed with the Commission on August 14, 2023. As disclosed therein, on August 10, 2023, the Company’s Board of Directors (the “Board”) concluded that the Company’s previously issued financial statements, contained within its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, should no longer be relied upon due to accounting methodology errors in such financial statements and that the Board deems it advisable and in the best interests of the Company to restate the financial statements by amending its annual report on Form 10-K for the fiscal year ended December 31, 2022 as soon as reasonably practicable. In light of this, the Company respectfully seeks an extension of time to file its responses to the Comment Letter on or before November 15, 2023.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Huaping Lu
Name:	Huaping Lu
Title:	Director